February 18, 2011

VIA EDGAR CORRESPONDENCE

Mary A. Cole
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:   The MainStay Funds (“Registrant”) (SEC File Nos. 333-02610 and 811-04550) Post-Effective Amendment No. 106 the Registrant’s Registration Statement on Form N-1A (“Amendment”)

Dear Ms. Cole:

I am writing in response to comments you provided to me on Thursday, February 4, 2011, with respect to the Amendment.  The Amendment was filed with the Securities and Exchange Commission (“Commission”) on December 17, 2010, pursuant to Rule 485(a) under the Securities Act of 1933, as amended (“Securities Act”), to make certain revisions to the MainStay Diversified Income Fund (“Fund”), an existing series of the Registrant.1  On behalf of the Registrant, your comments and responses thereto are provided below.

Prospectus Comments

Table of Contents

Comment 1:     Please add an appropriate heading at the top of the page.

Response:         The Registrant believes that the Table of Contents meets the requirements of Rule 481(c) under the Securities Act.  The Registrant further believes that the title “What’s Inside?” is an appropriate heading for the Table of Contents.  Therefore, the Registrant respectfully declines to revise the heading.

Comment 2:     With respect to the footnotes disclosing that the name of the Fund has changed to MainStay Flexible Bond Opportunity Fund, please delete the footnotes from the Table of Contents and the first page of the Summary section.  In the Summary section only, disclose in a parenthetical following the name of the Fund the following: “formerly known as MainStay Diversified Income Fund.”

Response:         The Registrant has revised the disclosure consistent with this comment.

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[1]	Effective February 28, 2011, the Fund’s name will change to MainStay Flexible Bond Opportunities Fund.

Fees and Expenses of the Fund Section

Comment 3:     With respect to first paragraph, please delete the sentence “[t]his amount may vary depending on the Fund in which you invest.”

Response:         The sentence in question immediately follows disclosure concerning sales charge discounts that may be available to certain investors, which are available at different levels of investment depending on the specific MainStay Fund.  The Registrant believes that the sentence provides important and material information to investors regarding sales charge discounts, and avoids a possible implication that a $50,000 investment in any MainStay Fund necessarily will qualify for a sales charge discount.  For these reasons, the Registrant has determined to retain the sentence.

Comment 4:     Please delete the parenthetical following the caption “Management Fees” that states “as an annual percentage of the Fund’s daily net assets.”

Response:         The Registrant believes that the disclosure in the parenthetical provides important and material information to investors regarding the calculation of the Fund’s management fees.  For this reason, the Registrant has determined to retain the parenthetical.

Comment 5:      Please delete footnote number 1 following the caption “Management Fees.”

Response:         The Registrant believes that the footnote is important information in helping investors understand the management fees of the Fund.  Moreover, the information in the footnote regarding the addition of a formerly-separate fund accounting fee to the management agreement was included in connection with prior correspondence with the Commission’s staff.  For these reasons, the Registrant has determined to retain the footnote.

Comment 6:     Please indent the captions “Interest Expense on Securities Sold Short” and “Broker Fees and Charges on Short Sales.”  Moreover, please add a line entitled “Remainder of Other Expenses.”

Response:        The Registrant has revised the disclosure consistent with this comment.

Principal Investment Strategies Section

Comment 7:     Please disclose that the Fund will invest at least 80 percent of its assets in bonds rather than debt or debt-related securities.

Response:       The Registrant believes that the use of the terms “debt or debt-related securities” rather than “bond” in describing the Fund’s 80 percent investment policy complies with Rule 35d-1 under the Investment Company Act of 1940, as amended (“Investment Company Act”).  The Commission’s staff has stated that for the purposes of Section 35(d) of the Investment Company Act, investing in “debt instruments” is sufficient for funds with “bond” in their names.  Specifically, the staff’s generic comment letter of February 25, 1994 states that “a fund using the term ‘bond’ in its name satisfies the requirements of Section 35(d) and Guide 1 to Form N-1A if it invests at least 65 percent [now 80 percent] of its total assets in debt instruments.”  Moreover, the Registrant notes that with respect to disclosure concerning the 80 percent investment policy, numerous other investment companies with the word “bond” in their name use  the terms “debt securities” or “fixed income instruments” to described the types of investments in which the fund will invest.  For these reasons, the Registrant respectfully declines to make the proposed change.

Comment 8:     With respect to the Fund’s investments in credit default swaps, please disclose any limit or restrictions that the Fund may have to engage with a single counterparty.

Response:         The Registrant notes that as disclosed in the Fund’s Statement of Additional Information, the Fund may not invest more than 15 percent of its total assets in swap agreements, including credit default swaps.  The Registrant intends to disclose the 15 percent investment limit in swaps in the Principal Investment Strategies section.

Comment 9:     Please disclose any limit the Fund may have with respect to foreign investments.  If there is no limit, please state that there is no limit.

Response:         The Fund may invest without limit in foreign investments.  The Registrant has revised the disclosure consistent with this comment.

Principal Risks Section

Comment 10:   Please consider compressing the “Short Selling Risk” disclosure.

Response:         The Registrant has considered whether the “Short Selling Risk” disclosure could be compressed significantly without adversely affecting the completeness or clarity of the disclosure.  The Registrant has concluded, however, that the disclosure adequately summarizes the principal risks of engaging in short selling.  For this reason, the Registrant respectfully declines to make the proposed change.

Comment 11:   With respect to “Derivatives Risk,” please add disclosure regarding the risks of counterparties, credit default swaps and futures.  In this regard, the staff of the Commission refers the Registrant to the staff’s letter to the Investment Company Institute dated July 30, 2010, regarding derivatives-related disclosures by investment companies.

Response:         The Registrant has revised the disclosure consistent with this comment.

Past Performance Section

Comment 12:   With respect to the first paragraph, please delete references and the description of the Fund’s benchmark.

Response:         The Registrant believes that the references and descriptions of the Fund’s benchmark provide important information necessary for investors to understand the benchmark’s relevance to the Fund, particularly since the Fund’s benchmark may not be familiar to many investors.  For this reason, the Registrant respectfully declines to make the proposed change.

Comment 13:   If applicable, please include a statement explaining that updated performance information is available and provide a Web site address and/or toll-free (or collect) telephone number where the updated information may be obtained.

Response:         The Registrant has revised the disclosure consistent with this comment.

Comment 14:   In the last paragraph, if the statement “[i]n some cases, the return after taxes may exceed the return before taxes due to an assumed benefit from any losses on a sale of shares at the end of the measurement period” applies to all classes, please remove the statement.

Response:         Pursuant to Item 4(b)(2)(iv)(D) of Form N-1A, “[i]f average annual total return (after taxes on distributions and redemption) is higher than average annual total return, the reason for this result may be explained.”  The Registrant believes that the statement could be pertinent to investors in certain cases.   For this reason, the Registrant respectfully declines to make the proposed change.

More About Investment Strategies and Risks

Comment 15:  Please consider distinguishing principal versus non-principal investment strategies.  In addition, please consider separating the Fund’s risk disclosure from investment strategies disclosure.

Response:    The Registrant has considered whether it would be more effective to make any modifications to this section in response to this comment, taking into account General Instruction C.1(a) to Form N-1A, which states that “[a] Fund should use document design techniques that promote effective communication.”  However, the Registrant has concluded that the organization of the disclosure in this section most effectively and efficiently communicates the information presented.

Comment 16:  With respect to the disclosure regarding derivatives, please make the disclosure parallel the disclosure regarding derivatives in the Summary section.

Response:        The Registrant has revised the disclosure consistent with this comment.

Shareholder Guide Section

Comment 17:   Please confirm that the statement “[c]lass B shares may be more economical if you intend to invest lesser amounts and hold your shares long-term” is correct.

Response:         As discussed, disclosure regarding the Fund will be incorporated in a common Shareholder Guide that includes disclosure concerning other MainStay Funds.  In this regard, in certain situations with respect to other MainStay Funds, Class B shares could be a more economical choice for investors.  However, the Registrant has determined to remove the disclosure.

Comment 18:   With respect to the second bullet point under Class B Share Considerations, please confirm that that the statement “[i]nvestor Class and Class A shares may be more economical than Class B shares if you, your spouse, and/or your children under the age of 21 intend to invest more than $50,000” is correct.  It appears that Investor Class and Class A may be more economical if an investor invests less than $50,000.

Response:        The Registrant has determined to remove the disclosure.

Comment 19:   With respect to the third bullet point under Class B Share Considerations, please confirm whether Class B shares would ever be more economical for this Fund.

Response:         The Registrant has determined to remove the disclosure.

Comment 20:   Please ensure that the Fund is discussed in the Understand the Tax Consequences sub-section.

Response:         The Registrant intends to add a glossary of terms to the Shareholder Guide section.  The Fund will be included in a group of funds known as the “MainStay Income Funds.”  In this regard, the Fund will be included in the Understand the Tax Consequences sub-section.

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The Registrant intends to file a post-effective amendment pursuant to Rule 485(b) under the Securities Act on or around February 25, 2011, to incorporate the responses to your comments.  Please do not hesitate to contact the undersigned at 973.394.4436 with any questions or comments concerning this correspondence.

Sincerely,

/s/ Kevin M. Bopp
Kevin M. Bopp
Assistant Secretary of the Registrant

cc:	J. Kevin Gao, Chief Legal Officer and Secretary of the Registrant
Sander M. Bieber, Dechert LLP